ROLLING TECHNOLOGIES, INC.
Penthouse, Menara Antara No. 11
Jalan Bukit Ceylong, Kuala Lumpur 50200

July 9, 2010

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop 3561
Washington D.C., 20549-3561

Attention:  Sonia Bednarowski

Re:          Rolling Technologies, Inc.
Post-Effective amendemnt No. 1 to Form SB-2/A on Form S-1
Filed June 17, 2010
File No. 333-146139

Dear Ms. Bednarowski

I write on behalf of Rolling Technologies, Inc., (the “Company”) in response to Staff’s letter of July 1, 2010 of the United States Securities and Exchange Commission (the “Commission”).  As requested, the Company has amended its registration statement with the requested information below.

Determination of Offering Price, page 15

1.
It appears that the $0.02 per share price of the shares you are registering is the same price that the selling shareholders paid for their shares in a private placement.  As such, it appears the $0.02 per share price prohibits the selling shareholders from making any profit on sales unless and until there is an active trading market. This suggests that the $0.02 per share price of the shares you are registering is not a bona fide sales price.  Please revise to increase the fixed price or advise us why you do not think this is necessary.

The Company increased the per share price to $0.03 per share, which will be the offering price until an active trading market is developed.

The Company acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company many not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Rolling Technologies, Inc.

By:       /s/ Tee Kai Shen
             Tee Kai Shen
Title:    Chief Executive Officer and Director